Exhibit 99.2

Prescott Group Capital Management, L.L.C.

1924 South Utica Avenue, Suite 1120

Tulsa, Oklahoma 74104

(918) 747-3412

November 10, 2013

PharmAthene, Inc.

One Park Place Suite #450

Annapolis, MD 21401

(410) 269-2600

Fax: (410) 269-2601

Attn: Jordan Karp

Dear Mr. Karp:

Given that the special meeting of stockholders will be held on December 3, 2013 and that PharmAthene, Inc. (“the Company”) has taken the position that Prescott Group Capital Management’s (“Prescott”) proposed resolutions should be governed by Rule 14a-8 of the Securities Exchange Act of 1934, with the resulting effect that it is not practical to hold our previously requested meeting before the merger vote, Prescott has decided to rescind its request for a special meeting of stockholders as detailed in our letter dated October 8, 2013. Alternatively, Prescott is requesting that the Company hold a special meeting on November 29, 2013 at 10:00 am at the Company’s headquarters, open to all PharmAthene shareholders physically as well as via internet webcast, to discuss in detail the topics described below:

(1) Discuss the detailed valuation analysis performed by Leerink Swann as part of its fairness opinion. Specifically, discuss the sum-of-the-parts valuation of PharmAthene including all material assumptions and valuations utilized for each of the Company’s “parts”, with particular focus on the SIGA litigation value, which sum to $89 million in aggregate.

(2) Discuss and disclose, as of the record date for the December 3, 2013 special meeting of stockholders, the company’s calculation with respect to a “change of ownership” as defined in section 382 of the internal revenue code in a format consistent with requirements under Treas. Reg. § 1.382-2T(a)(2)(ii) and Treas. Reg. § 1.382-11. In addition, discuss the Company’s pro forma calculation with respect to this section 382 “change of ownership” assuming the Theraclone merger transaction is completed as described in the Company’s amended S-4 filing in a format consistent with requirements under Treas. Reg. § 1.382-2T(a)(2)(ii) and Treas. Reg. § 1.382-11.

(3) Discuss in detail the analysis completed by the Company’s Board of Directors and its advisors with respect to the ability of Theraclone shareholders to immediately sell a material portion of their PharmAthene shares acquired in the proposed merger transaction.

(4) Discuss in detail the analysis completed by the Company’s Board of Directors and its advisors to determine the non-binding indication of interest for the outright purchase of PharmAthene received on June 10, 2013 (including any revisions) was “inadequate in significant respects.”

The reason for conducting the business at the proposed meeting as set forth in items (1) through (4) above is because the undersigned believe that shareholders cannot make an informed decision with respect to each of the proposals to be voted on at the December 3, 2013 special meeting of stockholders without fully understanding the imperative issues outlined in items (1) through (4) above.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

Prescott Group Aggressive Small Cap Master Fund, G.P.

By:	Prescott Group Aggressive
Small Cap, L.P., General
Partner
By:	Prescott Group Capital
Management, L.L.C., General
Partner

By:
Name:
Title:

Prescott Group Aggressive Small Cap Master Fund, G.P.

By:	Prescott Group Aggressive
Small Cap II, L.P., General
Partner
By:	Prescott Group Capital
Management, L.L.C., General
Partner

By:
Name:
Title: